Room 4561

May 31, 2006

T.V. Mohandas Pai
Chief Financial Officer
Infosys Technologies Limited
Electronics City
Hosur Road, Bangalore
Karnataka, India 560 100

Re: Infosys Technologies Limited
        Form 20-F for the fiscal year ended March 31, 2006
        Filed April 28, 2006
        File No. 000-25383

Dear Mr. Pai:

        We have reviewed the above referenced filing and have the following comments.
Please note that we have limited our review to the matters addressed in the comments
below. We may ask you to provide us with supplemental information so we may better
understand your disclosure. Please be as detailed as necessary in your explanation. After
reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F filed on April 28, 2006

Notes to the Consolidated Financial Statements

1.4 Revenue Recognition-page 93

1.   We note from your disclosures on page 8 that you offer volume discounts and
        pricing incentives to customers. We further note that you do not appear to disclose
        how you are accounting for these discounts and incentives. Please explain to us
        how these items are being accounted for and refer to the relevant accounting
        guidance that supports your policies.

2.	We note from your disclosures on page 11 that a number of your contracts have incentive-based or other pricing terms that condition some or all of the fees on your ability to meet defined performance goals or service levels. We further note that you do not appear to disclose how you are accounting for these revenue contingencies. Please explain to us how you are accounting for these contingent revenues and refer to the relevant accounting guidance that supports your policies.

3.	Please explain to us how you allocate revenue to maintenance services associated with arrangements to provide software development and related services.

4.	We note that arrangements to deliver software products generally include three elements consisting of the license, implementation, and Annual Technical Support (ATS). We further note that, when VSOE does not exist for the implementation services, the fees allocated to the license and implementation services are recognized over the implementation period and the ATS revenue is recognized separately over the support period. Please explain to us how this policy complies with paragraph 12 of SOP 97-2.

Exhibit 31.1 and 31.2 – Section 302 Certifications

5.	In future filings, please remove the title of the officers from the first sentence, and remove your reference to "annual" or "quarterly" in item No. 1 of the Section 302 certifications.

2.23 Tax Contingencies-page 110

6.	We note that you have received a demand from the Indian tax authorities for payment of additional taxes of $30 million, including interest of $7 million, related to fiscal years 2002 and 2003. Please describe to us the analysis that you performed under SFAS 5 that resulted in your conclusion that no accrual was necessary related to this demand for payment of additional taxes.

*	*	*	*	*

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Morgan Youngwood at (202) 551-3479, Mark Kronforst at (202) 551-3451 or myself at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief